UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            TOWER TECH HOLDINGS INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   891861 10 6
                                 (CUSIP Number)

                                FAY M. MATSUKAGE
                   DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.
                          455 SHERMAN STREET, SUITE 300
                                DENVER, CO 80203
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                FEBRUARY 7, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), ss.ss.240.13d-1(f) or ss.ss.240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 891861 10 6                                               PAGE 2 OF 4

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSONS            DANIEL P. WERGIN

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities
                       Only)
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                       (See Instructions)                                (b) [ ]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       SC
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED                                   5,687,500
  BY EACH REPORTING
     PERSON WITH
                      ----------------------------------------------------------
                                     8                SHARED VOTING POWER

                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER
                                                      5,687,500
                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       5,687,500
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       16.25%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------


INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              2 OF 4
(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 891861 10 6                                               PAGE 3 OF 4

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D (this "STATEMENT") relates to the Common Shares, $0.001 par value ("COMMON Shares"), of Tower Tech Holdings Inc., a corporation incorporated in Nevada (the "ISSUER"). The address of the principal executive office of the Issuer is 980 Maritime Drive, Suite 6, Manitowoc, Wisconsin 54220.

ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is filed on behalf of Daniel P. Wergin.

The principal occupation of Mr. Wergin is serving as the president of Choice, Inc. Mr. Wergin is also a director of the Issuer. Mr. Wergin is a citizen of the United States of America.

The business address of Mr. Wergin is 980 Maritime Drive, Suite 6, Manitowoc, Wisconsin 54220.

During the last five years, Mr. Wergin has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Wergin was a stockholder of Tower Tech Systems, Inc., which was acquired by the Issuer effective February 7, 2006. As a result of that acquisition, Mr. Wergin's shares of Tower Tech Systems stock were exchanged for shares of the Issuer's stock.

ITEM 4.  PURPOSE OF TRANSACTION.

Mr. Wergin is a director of the Issuer. He presently has no plan or proposal that relates to or would result in any of the actions enumerated in Item 4 of
Schedule 13D. However, Mr. Wergin will continue to evaluate his options, however, and may form such a plan or proposal in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of February 7, 2006, Mr. Wergin owned of record 3,687,500 of the Issuer's Common Shares and Terence P. Fox & Paula L. Fox Irrevocable Trust 2005 owned of record 2,000,000 of the Issuer's Common Shares. These shares represented 16.25% of the class.

(b) As of February 7, 2006, Mr. Wergin has the sole power to vote and dispose of the 5,687,500 shares described in paragraph a above.

(c) During the sixty-day period preceding the filing of this Schedule 13D, Mr. Wergin did not have any transactions in the Issuer's Common Shares.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares beneficially owned by Mr. Wergin.

(e) Mr. Wergin continues to be the beneficial owner of more than five percent of the Issuer's outstanding Common Shares.

CUSIP NO. 891861 10 6                                               PAGE 4 OF 4




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006


                                         /s/ DANIEL P. WERGIN
                                       -----------------------------------------
                                       Daniel P. Wergin